UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For:   17 November 2011

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (03 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 October 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 October 2011)
Announcement Company announces total voting rights for September 2011. (03 October 2011)	Announcement Company announces interim management statement. (19 October 2011)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (04 October 2011)	Announcement Company announces lodgement of documents for inspection and result of AGM. (20 October 2011)
Announcement Company announces purchase of own shares to be held in employee share trust accounts to satisfy grants made under the share incentive plan. (04 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 October 2011)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (04 October 2011)	Announcement Mr Fennell, a PDMR, informs the Company of his beneficial interests. (21 October 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 October 2011)	Announcement Mr Walsh informs the Company of his beneficial interests. (24 October 2011)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (05 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 October 2011)

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (06 October 2011)	Announcement Dr Humer informs the Company of his beneficial interests. (26 October 2011)
Announcement Company notified of transactions in respect of the Company’s UK Sharesave Plan and Ms Mahlan and Mr Blazquez (a PDMR) inform the Company of their interests therein. (07 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 October 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 October 2011)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (07 October 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 October 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informed the Company of his beneficial interests.
(10 October 2011)
Announcement Company announces total voting rights. (31 October 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 October 2011)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (31 October 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 October 2011)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     October 2011
Commission File Number:  001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 16 November 2011	By: /s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:22 03-Oct-2011
Number	3898P07

RNS Number : 3898P
Diageo PLC
03 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,228.14 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,337,588 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  251,836,993 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,164,102

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:50 03-Oct-2011
Number	11246-93C6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that on 30 September 2011, it released from treasury 18,660 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,018.12 pence per share.

Following this release, the Company holds 251,818,333 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,182,762.

John Nicholls

Deputy Company Secretary

3 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:51 03-Oct-2011
Number	11249-CC8D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

With reference to Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,001,095 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,818,333 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,182,762 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

3 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 04-Oct-2011
Number	4737P07

RNS Number : 4737P
Diageo PLC
03 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 670,000 ordinary shares at a price of 1,223.72 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,007,588 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  252,488,333  ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,501,512,762

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 04-Oct-2011
Number	5582P17

RNS Number : 5582P
Diageo PLC
04 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through [Credit Suisse Securities (Europe) Limited 467,640 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1,206.67 pence per share. The purchased shares will be held in the employee share Trust accounts for the purpose of satisfying share awards made under the Company's Profit sharing plans.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 04-Oct-2011
Number	5585P17

RNS Number : 5585P
Diageo PLC
04 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 678,410 ordinary shares at a price of 1,206.67 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,685,998from 1st July 2011 to today's date.

Following the above purchase, the Company holds  253,166,743  ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,500,834,352

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:16 05-Oct-2011
Number	11415-C87D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,196 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,030.80 pence per share.

Following this release, the Company holds 253,159,547 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,841,548.

John Nicholls

Deputy Company Secretary

5 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 05-Oct-2011
Number	6541P17

RNS Number : 6541P
Diageo PLC
05 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 681,061 ordinary shares at a price of 1,228.70 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 4,367,059 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  253,840,608  ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,500,160,487

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 06-Oct-2011
Number	7397P17

RNS Number : 7397P
Diageo PLC
06 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 1,253.99 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,217,059 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  254,690,608  ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is  2,499,310,487

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:52 07-Oct-2011
Number	11051-1B12

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that the following Director and Person Discharging Managerial Responsibility ("PDMR") named below were yesterday granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's UK Sharesave Plan 2010, namely:

Name of Director	No. of Ordinary Shares	Dates Option Exercisable between

D Mahlan	937	1 December 2014 and 31 May 2015

Name of PDMR	No. of Ordinary Shares	Dates Option Exercisable between

N Blazquez	317	1 December 2016 and 31 May 2017

Each option has been granted at a price of £9.60 per Ordinary Share.

J Nicholls

Deputy Company Secretary

7 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:11 07-Oct-2011
Number	11611-622B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,716 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,040.82 pence per share.

Following this release, the Company holds 254,687,892 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,313,203.

John Nicholls

Deputy Company Secretary

7 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 07-Oct-2011
Number	8315P17

RNS Number : 8315P
Diageo PLC
07 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 763,082 ordinary shares at a price of 1,273.06 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,980,141 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  255,450,974  ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is   2,498,550,121

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:07 10-Oct-2011
Number	11404-BEE4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. It received notification on 10 October 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 October 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 October 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	13

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £12.78.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

 2. It received notification on 10 October 2011 from Dr FB Humer, a director of the Company, that he had purchased 649 Ordinary Shares on 10 October 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £12.78.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	35,081

PS Walsh	671,477

Name of PDMR	Number of Ordinary Shares

N Blazquez	50,719

D Gosnell	76,693

J Grover	154,837

A Morgan	150,725

G Williams	196,504 (of which 6,288 are held as ADS)

I Wright	25,523

J Nicholls

Deputy Company Secretary

10 October 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:15 10-Oct-2011
Number	11510-D1C5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,140 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,449,834 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,552,561.

John Nicholls

Deputy Company Secretary

10 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:40 12-Oct-2011
Number	11438-D109

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,109 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,440,725 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,561,670.

John Nicholls

Deputy Company Secretary

12 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 14-Oct-2011
Number	11405-C5CA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 28,713 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,412,012 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,590,383.

John Nicholls

Deputy Company Secretary

14 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:29 17-Oct-2011
Number	11527-65F2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 33,756 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,378,256 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,624,139.

John Nicholls

Deputy Company Secretary

17 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	09:54 19-Oct-2011
Number	4501Q09

RNS Number : 4501Q
Diageo PLC
19 October 2011

19 October 2011

Interim Management Statement for the three months ended 30 September 2011

Diageo delivered 9% organic net sales growth in Q1

In the quarter ended 30 September 2011 Diageo delivered organic net sales growth of 9% against the comparable period with volume up 5%. Organic net sales growth by region was:

• North America 5%
• Europe 6%
• Latin America and Caribbean 30%
• Africa 9%
• Asia Pacific 14%

On a reported basis, including net sales of £29 million attributable to the acquisition of Mey İçki on 23 August 2011, net sales grew by 9% in the quarter against the comparable period.

In North America net sales growth was driven by continued positive price/mix across all categories while volume was down 2%. Price/mix in US spirits benefitted from comparison against the prior period which saw the launch of the lower priced RȌKK.  The wine category remained weak and beer was broadly flat. Double digit growth in Russia and Eastern Europe, in Germany and the Nordic markets and in Spain, where performance benefitted from the comparison to a destock there in the prior period, drove net sales growth in Europe. There was some price/mix erosion as a result of the continued difficult consumer environment. Each market in the Latin America and Caribbean region delivered very strong double digit growth and the performance in Venezuela benefitted from comparison against reduced shipments in the prior period. In Africa there was continued strong performance in all markets except South Africa which saw negative price/mix due to the growth of lower priced locally produced spirits. In Asia Pacific the developed markets delivered low single digit net sales growth while the developing markets grew very strongly led by the performance of Johnnie Walker.

Net assets were £6,572 million at 30 September 2011, compared with £5,985 million at 30 June 2011 primarily as a result of net profit for the period. Net borrowings were £8,358 million at 30 September 2011 having been £6,450 million at 30 June 2011. The increase is primarily due to the acquisition of Mey İçki for £1.3 billion.

Foreign exchange movements are currently expected to reduce reported operating profit for the year ending 30 June 2012 by approximately £35 million against the prior year. This is higher than the guidance given at the time of the preliminary results as a result of the strength of sterling against a number of currencies partially offset by the strength of the US dollar against sterling.

Paul Walsh, Chief Executive of Diageo commented:

'Diageo has delivered a good start to the new financial year. Net sales growth was marginally ahead of expectations and the quarter did benefit from some one-off factors which are not expected to reoccur in the second quarter. Consumer trends are broadly unchanged. We have delivered positive price/mix in North America, an improvement in net sales growth in Europe and we have driven strong growth in the developing markets with net sales up 20%. We continue to expect that net sales growth for the first half will improve on that delivered in fiscal 2011.

'We are alert to any impact which the fragile global economy may have on trading patterns as we continue to build our brands with consumers and enhance our relationships with customers. The sharpened focus we have brought to our investment in marketing, innovation and sales to build the strength of our brands and our routes to market underpins our confidence in the performance of the business.'

ENDS

Contacts

Investor enquiries to:	Nick Temperley	+44 (0) 7595 808 536 / +44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 7803 856 876 / +44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 7803 855 003 / +44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 7973 826 639 / +44 (0) 20 8978 2528
	Kirsty King	+44 (0) 7855 808 959 / +44 (0) 20 8978 6855
media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	13:07 20-Oct-2011
Number	11306-670C

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF

THE LISTING RULES

Diageo plc (the "Company") announces that:

1. in accordance with Listing Rule 9.6.3(1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 19 October 2011 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2. voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

Resolution	VOTES FOR	%*	VOTES AGAINST	%*	VOTE WITHELD

1) Report and Accounts	1,820,248,630	99.09%	16,632,493	0.91%	18,468,194

2) Directors' Remuneration Report	1,462,775,714	80.00%	365,773,869	20.00%	26,799,734

3) Declaration of final dividend	1,854,495,642	99.98%	284,075	0.02%	569,601

4) Re-election of P B Bruzelius	1,809,178,804	97.98%	37,205,972	2.02%	8,943,981

5) Re-election of L M Danon	1,849,461,098	99.72%	5,121,996	0.28%	748,073

6) Re-election of Lord Davies	1,831,891,631	99.11%	16,381,789	0.89%	7,057,726

7) Re-election of B D Holden	1,842,642,917	99.75%	4,573,119	0.25%	8,115,130

8) Re-election of Dr F B Humer	1,837,117,258	99.06%	17,495,719	0.94%	736,041

9) Re-election of D Mahlan	1,846,627,550	99.57%	7,998,496	0.43%	722,574

10) Re-election of P G Scott	1,842,981,220	99.71%	5,306,585	0.29%	7,060,802

11) Re-election of H T Stitzer	1,850,827,753	99.80%	3,761,957	0.20%	759,296

12) Re-election of P S Walsh	1,845,364,873	99.50%	9,276,287	0.50%	707,760

13) Re-appointment of Auditor	1,836,622,693	99.51%	8,978,871	0.49%	9,747,753

14) Remuneration of Auditor	1,850,741,193	99.81%	3,480,870	0.19%	1,127,205

15) Authority to allot shares	1,719,321,425	92.75%	134,473,724	7.25%	1,555,366

16) Disapplication of pre-emption rights	1,828,805,662	98.80%	22,181,247	1.20%	4,358,513

17) Authority to purchase own ordinary shares	1,838,372,683	99.49%	9,395,012	0.51%	7,579,643

18) Authority to make political donations/ expenditure in the EU**	1,793,912,976	96.89%	57,530,027	3.11%	3,903,146

19) Reduced notice for a general meeting other than an annual general meeting**	1,671,535,592	90.15%	182,568,302	9.85%	1,237,188

J Nicholls

Deputy Company Secretary

20 October 2011

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 20-Oct-2011
Number	11456-80C8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 174,023 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,204,233 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,798,162.

John Nicholls

Deputy Company Secretary

20 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:42 21-Oct-2011
Number	11441-0E5D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Andrew Fennell, a person discharging managerial responsibility, exercised options on 20 September 2011 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary
Shares	Date of grant	Price per share

25,967	19 September 2006	£9.30

25,056	18 September 2007	£10.51

Mr Fennell subsequently sold 49,747 Ordinary Shares on 21 October 2011, at a price per share of £13.20. Mr Fennell retains the balance of 1,276 Ordinary Shares.

As a result of the above transactions, the interests of Mr Fennell in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 6,574.

J Nicholls

Deputy Secretary

21 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:42 24-Oct-2011
Number	11142-9BCB

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received on 21 September 2011, under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification that on 21 September 2011, Paul Walsh, a director, exercised 150,000 options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 20 September 2005 at an exercise price of £8.15 per share.

Mr Walsh subsequently sold 145,000 Ordinary Shares on 21 October 2011, at a price per share of £13.35. He retains the balance of 5,000 Ordinary Shares.

As a result of the above transactions, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 676,477.

J Nicholls

Deputy Secretary

24 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:21 24-Oct-2011
Number	11420-0049

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 128,899ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 255,075,334Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,498,927,061.

John Nicholls

Deputy Company Secretary

24 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:10 26-Oct-2011
Number	11209-3CFD

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 25 October 2011 that Dr FB Humer, a director, as a participant in the Diageo Dividend Reinvestment Plan received 558 ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the final dividend paid on 24 October 2011.

The Ordinary Shares were purchased on 24 October 2011 (with a settlement date of 27 October 2011) at an average price of £13.41.

As a result of the above transaction, Dr Humer's interests in the Company's Ordinary Shares have increased to 35,639.

J Nicholls

Deputy Secretary

26 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:46 26-Oct-2011
Number	11444-5BBF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 84,940 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 254,990,394Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,012,001.

John Nicholls

Deputy Company Secretary

26 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:22 28-Oct-2011
Number	11422-61DE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 94,344 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 254,896,050 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,113,885.

John Nicholls

Deputy Company Secretary

28 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:25 31-Oct-2011
Number	11424-0688

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 64,505 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,046.16 pence per share.

Following this release, the Company holds 254,831,545 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,178,390.

John Nicholls

Deputy Company Secretary

31 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:26 31-Oct-2011
Number	11426-2FFE

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,009,935 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 254,831,545 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,178,390 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 October 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 31-Oct-2011
Number	2010R17

RNS Number : 2010R
Diageo PLC
31 October 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,293.60 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,480,141 from 1st July 2011 to today's date.

Following the purchase today of 500,000 Treasury shares the Company holds 255,331,545 ordinary shares in treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,498,678,390

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 17 November 2011	By:	/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary